NationsBank Corporation
Charlotte, NC 28255
Tel 704-386-5000



Pricing Supplement No. 0092 Dated October  2, 1995         Rule 424(b)(2)
(To Prospectus dated February 24, 1995  and                File No. 33-57533
Prospectus Supplement dated February 28, 1995 )

Subordinated Medium-Term Notes, Series D
Due Nine Months or More From Date of Issue

Principal Amount:                         $  25,000,000
Issue Price: (See (1) below)  100.000%    $  25,000,000
Commission or Discount:         2.000%    $     500,000
Proceeds to Company:           98.000%    $  24,500,000

Agent:                        Merrill Lynch & Co., as
                              Principal

Original Issue Date:          October 16, 1995

Stated Maturity:              October 15, 2010

CUSIP#:                       63858S-AC-3

Form:                         Book-entry only

Interest Rate:                7.100 % Fixed

Interest Payment Dates:       15th of each month, commencing November 15, 1995

Discount Note?                                                 No
May the Notes be redeemed by the Company prior to maturity?    Yes 10/15/00

The notes will be subject to redemption at the option of the Company, in whole, on the Interest Payment Date occurring October 15, 2000 and each Interest Payment Date occuring in October or April thereafter at a redemption price equal to 100% of the principal amount of the Notes upon at least 30 calendar days prior notice.

May the Notes be repaid prior to maturity at the option of the holder?      No

Interest rates offered by the Company with respect to offerings of medium term notes may differ depending upon, among other things, the aggregate principal amount of the such notes purchased in any single transaction.

(1) Notes purchased by the Agents as principal may be resold to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by Merrill Lynch & Co..